--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                   FORM 11-K
__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                  For the fiscal year ended December 24, 1997
_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                For the transition period from ______ to ______.

                         COMMISSION FILE NUMBER: 1-5837

                      THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)
                            135 MORRISSEY BOULEVARD
                                 P.O. BOX 2378
                             BOSTON, MA 02107-2378
                               (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43rd Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following financial statements are included in this Report:

Report of independent public accountants, including:

       A statement of net assets available for plan benefits as of December 24, 1997, and December 31, 1996.

       Statement of changes in net assets available for plan benefits for each of the years ending December 24, 1997, December 31, 1996 and December 31, 1995.

       Notes to financial statements.

       Schedule I--Supplemental schedule of investments as of December 24, 1997.

       Schedule II--Supplemental schedule of reportable transactions for the year ended December 24, 1997.

       Schedule III--Supplemental schedule of changes in net assets by account for the year ended December 24, 1997.

Signatures

    The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          MECHANICAL UNIONS SAVINGS TRUST

                                          By         /s/ Marilyn A. Kelly

                                            ------------------------------------

                                             Marilyn A. Kelly
                                            Administrative Trustee

Dated: June 23, 1998

                        MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF
                               DECEMBER 24, 1997
                         TOGETHER WITH AUDITOR'S REPORT

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Accountant's Report.......................................................................................          1

Statements of Net Assets Available for Plan Benefits......................................................          2

Statements of Changes in Net Assets Available for Plan Benefits...........................................          3

Notes to Financial Statements.............................................................................      4 - 7

Schedule I--Supplemental Schedule of Investments..........................................................          8

Schedule II--Supplemental Schedule of Reportable Transactions.............................................          9

Schedule III--Supplemental Schedule of Changes in Net Assets by Account...................................         10

                                JAMES J. GARRITY

                          CERTIFIED PUBLIC ACCOUNTANT

                                  P.O. BOX 448

                              733 NEPONSET STREET

                          NORWOOD, MASSACHUSETTS 02062

                        (781) 769-5522 - (FAX) 769-4061

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Administrative Trustees of the Mechanical Unions Savings Trust:

    I have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 1997 and December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 24, 1997, December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ James J. Garrity, CPA

Norwood, Massachusetts

June 22, 1998

                        MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                      DECEMBER 24,   DECEMBER 31,   DECEMBER 31,
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
ASSETS:
  Investments, at contract or market value
    Fixed Interest Fund.............................................  $   8,300,281  $   9,378,965  $  10,058,189
    Growth Stock Fund...............................................      9,166,960      7,035,832      5,534,488
    Diversified Bond Fund...........................................        507,662        426,626        338,356
    Money Market Fund...............................................      1,089,059        928,250        855,036
    Indexed Stock Fund..............................................      4,838,198      3,181,655      2,096,844
    Government Securities Fund......................................        470,533        399,022        446,703
    Balanced Fund...................................................      3,304,552      2,156,317      1,617,794
    New York Times Stock Fund.......................................        731,062        447,300        456,763
    Aggressive Growth Fund..........................................      1,608,232        981,166       --
    Select International Equity Fund................................        652,442        350,675       --
    Fidelity Advisor Equity Growth Fund.............................      2,599,553      1,300,954       --
    Other Investment Funds..........................................       --                  800          1,581
                                                                      -------------  -------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS..............................  $  33,268,534  $  26,587,562  $  21,405,754
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                        MECHANICAL UNIONS SAVINGS TRUST

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS

                              FOR THE YEARS ENDED,

                                                                      DECEMBER 24,   DECEMBER 31,   DECEMBER 31,
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year...........  $  26,587,562  $  21,405,754  $  15,944,068
ADD (DEDUCT):
Participant contributions, net of refunds...........................      3,689,188      3,601,500      3,448,650
Employer Contributions..............................................        109,200        125,000       --
Employee rollovers, net.............................................        203,548         32,844         76,909
Investment income...................................................        461,363        647,920        636,920
Net realized/unrealized gains (losses)..............................      3,853,830      2,323,278      2,169,001
Contractual and professional fees...................................        (43,673)       (45,995)       (43,561)
Benefits paid.......................................................     (1,585,033)    (1,302,307)      (826,233)
Transfers...........................................................         (7,451)      (200,432)      --
                                                                      -------------  -------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year.......................................................  $  33,268,534  $  26,587,562  $  21,405,754
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                        MECHANICAL UNIONS SAVINGS TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 24, 1997

NOTE A--DESCRIPTION OF THE PLAN

    The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1997 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

    The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

    The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

    All expenses incurred in the administration of the Plan are paid by the participants.

ELIGIBILITY

    To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

CONTRIBUTIONS

    Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

INVESTMENTS

    Plan participants may direct the investment of their account balances in any of the following eleven investment options:

1. FIXED INTEREST FUND

    This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commercial mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to First Allmerica's General Account. The General Account is an investment account established and maintained for all assets of First Allmerica Financial Life Insurance Company not specifically directed to other investment funds, and, as such, is subject to the general creditors of First Allmerica Financial Life Insurance Company.

2. GROWTH STOCK FUND

    This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

                        MECHANICAL UNIONS SAVINGS TRUST

                               DECEMBER 24, 1997

NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

3. DIVERSIFIED BOND FUND

    This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

4. MONEY MARKET FUND

    This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commercial paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

5. INDEXED STOCK FUND

    This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

6. GOVERNMENT SECURITIES FUND

    This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.

7. BALANCED FUND

    This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principle nor investment earnings are guaranteed under this fund.

8. NEW YORK TIMES STOCK FUND

    Under this option, your account is invested in common stock of the New York Times Company, as offered in Allmerica's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

                        MECHANICAL UNIONS SAVINGS TRUST

                               DECEMBER 24, 1997

NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

9. AGGRESSIVE GROWTH FUND

    This fund invests primarily in common stock and other equity-type investments, and is managed by Nicholas-Applegate Capital Management. The fund's primary objective is to provide strong investment returns by investing in small to medium-sized emerging growth companies. Neither the principal nor investment earnings are guaranteed under this fund.

10. SELECT INTERNATIONAL EQUITY FUND

    This fund invests primarily in common stocks and other equity-type investments of established non-U.S. companies, and is managed by Bank of Ireland Asset Management. The fund's objective is to seek strong returns in companies expected to benefit from global economic trends. Neither the principal nor investment earnings are guaranteed under this fund.

11. FIDELITY ADVISOR EQUITY GROWTH FUND

    This fund invests primarily in common stocks and other equity-type investments of companies with above average growth characteristics, and is managed by Fidelity Investments. The fund's objective is to seek companies with above average growth characteristics such as sales and earnings. Neither the principal nor investment earnings are guaranteed under this fund.

VESTING

    Participants are 100% vested in their contributions and any earnings on their investment account balances.

IN-SERVICE WITHDRAWALS

    A participant may withdraw his contributions prior to age 59 1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

TERMINATION OF EMPLOYMENT

    If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

PLAN AMENDMENT

    Effective for the fiscal year beginning January 1, 1997 the trustees have amended the plan by adopting a fiscal year ending December 24 and commencing December 25.

                        MECHANICAL UNIONS SAVINGS TRUST

                               DECEMBER 24, 1997

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

CLASSIFICATION CHANGE

    A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

BASIS OF ACCOUNTING

    The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 31, 1997 and 1996 approximates market value.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C--TAX STATUS

    The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

NOTE D--EMPLOYER CONTRIBUTION

    Beginning in fiscal year 1996 the employer has agreed to make annual minimum contribution of $500 per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $109,200 and $125,000 were made for the 1997 and 1996 plan years respectively.

                                                                      SCHEDULE I

                        MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                            AS OF DECEMBER 24, 1997

                                                                                                       CONTRACT/
                                                                                                         MARKET
                                                                                            COST         VALUE
                                                                                        ------------  ------------
GUARANTEED ACCUMULATION FUNDS
Allmerica Financial:
  Fixed Interest Fund-
    #G01-007, 4.51%, due 12/31/97.....................................................  $    570,334  $    570,334
    #G05-001, 6.45%, due 06/30/98.....................................................     1,157,235     1,157,235
    #G05-003, 7.65%, due 06/30/00.....................................................     1,371,093     1,371,093
    #G05-004, 5.95%, due 06/30/99.....................................................       740,649       740,649
    #G05-005, 5.35%, due 12/31/99.....................................................       785,765       785,765
    #G05-006, 5.65%, due 06/30/99.....................................................     1,070,127     1,070,127
    #G05-007, 5.05%, due 12/31/98.....................................................     1,146,874     1,146,874
    #G05-008, 5.40%, due 12/31/00.....................................................     1,125,955     1,125,955
    #G05-009, 5.55%, due 06/30/01.....................................................       332,249       332,249
                                                                                        ------------  ------------
      Total guaranteed accumulation funds.............................................  $  8,300,281  $  8,300,281
                                                                                        ------------  ------------

                                                                                            UNITS
                                                                                          ---------
INVESTMENT ACCOUNTS
Allmerica Financial:
  Growth Stock Fund.....................................................................    712,716  $   9,166,960
  Diversified Bond Fund.................................................................     59,045        507,662
  Money Market Fund.....................................................................    313,703      1,089,059
  Indexed Stock Fund....................................................................    985,035      4,838,198
  Government Securities Fund............................................................     32,016        470,533
  Balanced Fund.........................................................................    156,522      3,304,552
  Aggressive Growth Fund................................................................     94,184      1,608,232
  Select International Equity Fund......................................................     46,046        652,442
  Fidelity Advisor Equity Growth Fund...................................................    146,039      2,599,553
  New York Times Stock Fund.............................................................     18,266        731,062
                                                                                                     -------------
      Total investment accounts.........................................................             $  24,968,253
                                                                                                     -------------
      Total investments.................................................................             $  33,268,534
                                                                                                     -------------
                                                                                                     -------------

   The accompanying notes are an integral part of these financial statements.

                                                                     SCHEDULE II

                        MECHANICAL UNIONS SAVINGS TRUST

                SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 24, 1997

                                                                       DESCRIPTION OF    TOTAL COST   TOTAL SALES
DESCRIPTION OF ASSETS                                                   TRANSACTIONS    OF PURCHASES    PROCEEDS
--------------------------------------------------------------------  ----------------  ------------  ------------
Fixed Interest Fund (1)
  7.15%.............................................................  399 sales          $   --       $  1,690,145
  9.00%.............................................................  400 sales              --          2,026,570
New York Times (2)..................................................  0 purchases        $   --
                                                                      9 sales of
                                                                      797 units                       $     22,615

------------------------

(1) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

(2) Represents transactions with a party in interest.

                        MECHANICAL UNIONS SAVINGS TRUST
           SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT
                      FOR THE YEAR ENDED DECEMBER 24, 1997

                        GROWTH                    MONEY      INDEXED    AGRESSIVE   INTERNATIONAL    FIDELITY   GOVERNMENT
                        STOCK     DIVERSIFIED     MARKET      STOCK       GROWTH       EQUITY         GROWTH    SECURITIES
                         FUND      BOND FUND       FUND        FUND        FUND         FUND           FUND        FUND
                      ----------  -----------   ----------  ----------  ----------  -------------   ----------  ----------
BALANCE,
  beginning of
    year............  $7,035,832   $426,626     $  928,249  $3,181,655  $  981,166    $350,675      $1,300,953   $399,022
ADD (DEDUCT):
  Transfers.........      41,112    (32,334)        78,936     127,492     189,386     151,646         452,106     16,463
  Participants
    contributions...     928,832     73,398        100,942     607,975     319,637     155,619         564,712     38,532
  Employer
    contributions...      25,795      1,825         10,717       9,868      15,677       3,867          15,848        900
  Rollovers.........      16,452      4,526          5,132      42,543      30,898      23,143          30,057      8,870
  Participant
    distributions...    (342,838)    (7,806)       (89,378)   (115,903)    (22,142)    (39,226)        (74,735)   (21,882)
  Participant
    earnings........   1,472,402     41,978         55,620     989,106      96,311       7,487         313,637     29,151
  Fees..............     (10,627)      (550)        (1,159)     (4,539)     (2,701)       (767)         (3,025)      (523)
BALANCE, end of
  year..............  $9,166,960   $507,662     $1,089,059  $4,838,198  $1,608,232    $652,442      $2,599,553   $470,533
                      ----------  -----------   ----------  ----------  ----------  -------------   ----------  ----------

                                     NY       FIXED        OTHER
                       BALANCED    TIMES      INCOME    INVESTMENT
                         FUND       FUND      FUNDS        FUNDS        TOTAL
                      ----------  --------  ----------  -----------  -----------
BALANCE,
  beginning of
    year............  $2,156,317  $447,300  $9,378,966  $       800  $26,587,563
ADD (DEDUCT):
  Transfers.........     375,998    (3,396) (1,404,060)        (800) $    (7,452)
  Participants
    contributions...     305,316               594,228               $ 3,689,189
  Employer
    contributions...       8,167                16,537               $   109,200
  Rollovers.........      38,235                 3,693               $   203,548
  Participant
    distributions...    (125,029)  (18,713)   (727,381)              $(1,585,033)
  Participant
    earnings........     548,379   306,359     454,762               $ 4,315,192
  Fees..............      (2,831)     (489)    (16,463)              $   (43,673)
BALANCE, end of
  year..............  $3,304,552  $731,062  $8,300,281  $         0  $33,268,534
                      ----------  --------  ----------  -----------  -----------

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

THE NEW YORK TIMES COMPANY:

    I consent to the incorporation by reference in Registration Statement No. 33-50459 on Form S-8 of my report dated June 22, 1998, on my audit of the financial statements and supplemental schedules of the Mechanical Unions Savings Trust as of December 24, 1997 and December 31, 1996 and 1995 and for years then ended, which report is included in this Annual Report on Form 11-K.

/s/ James J. Garrity CPA
------------------------
 JAMES J. GARRITY, CPA

Norwood, Massachusetts

June 23, 1998